Exhibit 12.1

Wynn Las Vegas, LLC and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,				Period from Inception to December 31, 2000(1)	Three Months Ended March 31,		Period from Inception to March 31, 2005(1)
	2004(1)	2003(1)	2002(1)	2001(1)		2005(1)	2004(1)
	(in thousands, except ratio amounts)
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(161,917)	$(15,973)	$(4,833)	$(1,704)	$(1,463)	$(26,908)	$(6,770)	$(212,798)
Fixed charges	115,037	92,304	15,372	6,325	—	26,692	26,325	255,730

Subtract:
Interest capitalized	115,037	87,256	13,500	6,325	—	26,692	26,325	248,810

Total Earnings	(161,917)	(10,925)	(2,961)	(1,704)	(1,463)	(26,908)	(6,770)	(205,878)

Interest expensed	—	5,048	1,872	—	—	—	—	6,920
Interest capitalized	115,037	87,256	13,500	6,325	—	26,692	26,325	248,810
Total Fixed Charges	$115,037	$92,304	$15,372	$6,325	$—	$26,692	$26,325	$255,730

Earnings to Fixed Charges	(1.41)	(0.12)	(0.19)	(0.27)	n/a	(1.01)	(0.26)	(0.81)
Deficiency Amount	$(276,954)	$(103,229)	$(18,333)	$(8,029)	$(1,463)	$(53,600)	$(33,095)	$(461,608)

(1)	Wynn Las Vegas, LLC’s earnings were insufficient to cover our fixed charges by $1.5 million, $8.0 million, $18.3 million, $103.2 million and $277.0 million for the period from inception to December 31, 2000, and for the years ended December 31, 2001, 2002, 2003 and 2004, respectively. Wynn Las Vegas, LLC’s earnings were insufficient to cover its fixed charges by $53.6 million and $33.1 million for the three months ended March 31, 2005 and 2004, respectively, and by $461.6 million for the period from inception to March 31, 2005.